UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Bolduc, J. P.
   JPB Enterprises, Inc.
   8808 Centre Park Drive
   Suite 204
   Columbia, MD  21045
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Sundstrand Corporation
   SNS
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   April 1998
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |04/21/|J(1)|V|256               |A  |$64.21875  |3348               |D     |---                        |
                           |98    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Nonqualified Stock Opt|$64.375 |04/21|J(2)|V|2,000      |A  |(2)  |04/21|Common Stock|2,000  | ---   |            |   |            |
ion (Right to Buy)    |        |/98  |    | |           |   |     |/08  |            |       |       |            |   |            |
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Nonqualified Stock Opt|(3)     |     |    |V|           |   | (3) | (3) |Common Stock|8,000(3|       |10,000      |D  |---         |
ion (Right to Buy)    |        |     |    | |           |   |     |     |            |)      |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1)Issuance to Reporting Person of Common Stock under the Company's Director Compensation Plan in transaction exempt under Rule 16b-3d.
(2)Award to Reporting Person of option to buy Common Stock under the Company's Nonemployee Director Stock Option Plan in transaction exempt under Rule 16b-3d. Options become exercisable at a rate of 25% of each grant on the second through fifth anniversary dates of April 21, 1998.
(3)Previous awards to Reporting Person of options to buy under the Company's Nonemployee Director Stock Option Plan. Of the 8,000 stock options held by the Reporting Person, 500 first became exercisable on each of August 1, 1996, and August 1, 1997, and 500 will become exercisable on each of August 1, 1998, and August 1, 1999, all with an exercise price of $23.78125 and an expiration date of August 1, 2004; 500 first became exercisable oneach of April 18, 1997, and April 18, 1998, and 500 will become exercisable on each of April 18, 1999, and April 18, 2000, all with an exercise price of $26.65625 and an expiration date of April 18, 2005; 500 became exercisable on April 16, 1998, and 500 will become exercisable on each of April 16, 1999, April 16, 2000, and April 16, 2001, all with an exercise price of $35.6875 and an expiration date of April 16, 2006; and 500 will become exercisable on each of April 15, 1999, April 15, 2000, April 15, 2001, and April 15, 2002, all with an exercise price of $45.125 and an expiration date of April 15, 2007. All of the nonexercisable stock options, in the event of a "Change in Control" as defined in the Plan, may become immediately exercisable unless specifically prohibited by the terms of applicable law.
SIGNATURE OF REPORTING PERSON
J. P. Bolduc